                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                March 28, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 13

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            451,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            451,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,153,300
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 13

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            451,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            451,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,153,300
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 3 of 13

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            702,000
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            702,000
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,153,300
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 4 of 13

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            702,000
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            702,000
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,153,300
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 5 of 13

     This Amendment No. 5 (this "Amendment") amends and supplements the previous statements on Schedule 13D and 13D/A filed by BlueLine Catalyst Fund VII, L.P.
("BlueLine Catalyst"), BlueLine Partners, L.L.C., a California limited liability company and the sole general Partner of BlueLine Catalyst ("BlueLine
California"), BlueLine Capital Partners, L.P ("BCP") and BlueLine Partners,
L.L.C., a Delaware limited liability company and the sole general Partner of BCP
("BlueLine Partners" and, together with BlueLine Catalyst, BlueLine California and BCP, sometimes referred to herein as "BlueLine") relating to the common stock (the "Common Stock") of Criticare Systems, Inc. (the "Company"). Items
designated as "no change" indicate that the information previously included in prior Schedule 13D/A remains current as of the date of this Amendment.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,153,300 shares of Common Stock (the "Shares"). The Shares were purchased by BlueLine Catalyst and BCP in the open market with their investment capital.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended to include the following:

BlueLine invests in companies it believes are undervalued relative to their potential. As part of each investment, BlueLine seeks to work with management and the board of directors to address and correct areas of weakness and thereby work to increase shareholder value. In this investment, BlueLine observed a company possessing significant potential, but suffering from a long history of poor management and execution.

After nearly two years of efforts to work with management and the board of directors to effect necessary reforms, the Reporting Entities have come to believe that the Company will never achieve its potential under the current leadership. The Reporting Entities have therefore concluded that the best path to creating additional shareholder value is to seek a buyer for the Company.

Over the last year, the Company has launched three major product initiatives with tremendous individual and combined potential. These are: (i) the MRI product developed in collaboration with Medrad; (ii) the new portable cardiac monitor introduced after the termination of the Alaris OEM relationship; and
(iii) discussions with at least three entities over major new OEM relationships relating to the Company's respiratory gas monitoring system.

                                  Page 6 of 13

The Reporting Entities believe that investor understanding of the potential of these initiatives is responsible for the increase in the Company's share price from April 2005 to July 2005. Since then, the Company's stock has held in the
$5.00 per share range as investors await news of the Company's progress and execution against these opportunities.

In their Amendment No. 4 to Schedule 13D filed on February 16 2006, the
Reporting Entities, among other things, wrote:

      "The Company's management has been promoting its product initiatives and new OEM relationships for some time. Investors are growing impatient with promises of future performance and the Company's management must begin delivering against the expectations that it has set."

Management's reaction to this challenge has not been encouraging. First, there has been a continuation of a long pattern of insider stock option exercise-and-sell transactions. Despite their long tenure and the hundreds of thousands of option shares granted to management, management's combined ownership in the Company remains negligible. BlueLine communicated its concern over this issue to the Company's board of directors in a November 2005 letter, a copy of which is filed as Exhibit C hereto. Since receiving BlueLine's letter, members of the Company's board of directors have joined the selling, with two directors exercising options and selling all of their shares. BlueLine believes that sustained selling by the Company's chairman and its chief executive officer in March 2006 contributed to a share price decline from which the Company's stock has not recovered as of the date of this filing. Second, the Company announced on March 17, 2006, that it had doubled board member compensation and amended its bylaws to deny shareholders the possibility of filling vacant board seats, both actions that might be described as seeking to entrench management.

Ultimately, it is the across-the-board selling by the Company's leadership that has focused BlueLine's attention. While other shareholders await news on the progress of the three initiatives listed above, Company insiders have, via their selling, signaled a lack of confidence in their ability to execute against the current opportunities. If management proves unable to deliver significant value, the three current initiatives will join a long list of prior projects where management failed to deliver on the potential originally described. That list would include: (i) the Black Sea joint-venture; (ii) offshore manufacturing relationships that coincided with a $1.7 million inventory write-down; (iii)
efforts to develop and sell veterinary products, (iv) plans to vertically expand operations via the acquisition of certain customers of the Company; and (v) the nearly two year old receivable that has remained unpaid by the government of
Mexico. Even without being forced to write-off the Mexico receivable, the
Company has missed analyst estimates in each of the last three quarters.

Given its experience with the Company, BlueLine believes shareholders would be better served and receive greater value by finding a buyer for the Company now, while the current initiatives retain significant potential, than would be the case if management is allowed to continue its efforts - particularly since those efforts lately seem more focused on finding new ways to compensate insiders than on pursuing value for shareholders. Over the last year, the Company has made four mandated filings describing increases to insider compensation packages while filing only three press releases relating to product developments. During the same period,

                                  Page 7 of 13

insiders have made twenty filings relating to their sale of 386,075 shares, an amount equal to 3.2% of the Company's current capitalization, with the most recent sale at $4.63.

The Reporting Entities will consider all options available to them including making proposals relating to: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d); other material changes in the Company's business or corporate structure; (e) changes in the present board of directors and/or management of the Company, including plans or proposals to change the number or term of directors; (f) changes in the Company's charter or bylaws to remove provisions which may impede the acquisition of control of the Company by any person; or (g)
any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  As of the date of this Amendment, each of the Reporting Entities may be deemed to own 1,153,300 shares of Common Stock. The Shares represent approximately 9.6% of the shares of Common Stock outstanding based on
     12,062,268 shares of the Company's Common Stock outstanding as reported in the Company's report on Form 10-Q for the Company's fiscal quarter ended
     December 31, 2005 as filed with the Securities and Exchange Commission on
     February 9, 2006.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)  As of the date of this Amendment No. 5 to Schedule 13D: (i) BlueLine
     Catalyst beneficially owns 451,300 shares of Common Stock with which
     BlueLine Catalyst has shared voting power and shared dispositive power with the other Reporting Entities; (ii) BlueLine California beneficially owns
     451,300 shares of Common Stock with which BlueLine California has shared voting power and shared dispositive power with the other Reporting
     Entities; (iii) BCP beneficially owns 702,000 shares of Common Stock with which BCP has shared voting power and shared dispositive power with the other Reporting Entities; and (iv) BlueLine Partners beneficially owns
     702,000 shares of Common Stock with which BlueLine Partners has shared voting power and shared dispositive power with the other Reporting
     Entities.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

                                  Page 8 of 13

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

No change.

Item 7.  Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated September 28, 2005, signed by each of the Reporting Entities.*
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.
     3.   Exhibit C - Letter dated November 9, 2005 from BlueLine Partners to
          Higgins D. Bailey, Ed.D., Chairman of the Board of Directors of the
          Company.

* Incorporated by reference to the Amendment No. 2 Schedule 13D filed on
September 28, 2005.

                                  Page 9 of 13

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2006

                                        BlueLine Catalyst Fund VII, L.P.

                                        By: BlueLine Partners, L.L.C.
                                               Its:  General Partner

                                        By: /s/ Scott Shuda
                                           ------------------------------------
                                        Name:  Scott Shuda
                                        Title:    Manager

                                        BlueLine Partners, L.L.C.

                                        By: /s/ Scott Shuda
                                           ------------------------------------
                                        Name:  Scott Shuda
                                        Title: Manager

                                        BlueLine Capital Partners, L.P.
                                        By: BlueLine Partners, L.L.C.
                                                Its:  General Partner

                                        By: /s/ Scott Shuda
                                           ------------------------------------
                                        Name:  Scott Shuda
                                        Title: Manager

                                        BlueLine Partners, L.L.C.

                                        By: /s/ Scott Shuda
                                           ------------------------------------
                                        Name:  Scott Shuda
                                        Title: Manager

                                 Page 10 of 13

                                    EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

                                BCP                             BlueLine Catalyst
      Date        No. of Shares     Price per Share     No. of Shares       Price per Share
    2/6/2006                                                 -6,000              $5.11
    2/7/2006                                               -206,500              $5.30
    2/9/2006          4,000             $4.88
   2/13/2006          5,000             $4.80
   2/22/2006                                                -1,500               $5.05
   2/24/2006                                                -3,000               $5.10
    3/3/2006          2,000             $4.96
    3/7/2006          1,000             $4.90
    3/8/2006          1,000             $4.90
   3/10/2006          3,000             $4.67
   3/13/2006          1,000             $4.61
   3/17/2006                                                 6,000               $4.62
   3/20/2006            400             $4.60
   3/21/2006          2,400             $4.67
   3/28/2006          8,000             $4.64
   3/29/2006          9,900             $4.64
   3/30/2006         33,400             $4.65
   3/31/2006         30,500             $4.55
    4/3/2006         84,600             $4.54

                                 Page 11 of 13

                                    EXHIBIT C

                                BlueLine Partners
                     4115 Blackhawk Plaza Circle, Suite 100
                               Danville, CA 94506
                                 (925) 648-2085

                                November 9, 2005

Higgins D. Bailey, Ed.D.
Chairman of the Board of Directors
Criticare Systems, Inc.
20925 Crossroads Circle
Waukesha, WI 53186

         RE:  No Vote on Criticare Option Plan

Dear Mr. Bailey:

     Included within the business to be conducted at Criticare's Annual Meeting of Stockholders on December 1, 2005 is consideration of a proposal to amend the company's 2003 Stock Option Plan to increase the number of shares of common stock available for future grants by 500,000 shares. BlueLine will vote no on this proposal for the reasons outlined below.

     (1) Additional Grants Would Not Advance the Purpose of Option Plans

     The purpose of employee stock option plans is to align management interests with those of the company's stockholders by making their compensation, at least in part, tied to the future stock market performance of the company's shares.
BlueLine does not believe that this objective has been met at Criticare. Despite years of generous grants, we do not believe the members of management are acting like stockholders.

     A good example occurred very recently. During the September 14, 2005 conference call with investors, Criticare's CEO discussed several encouraging developments including the expected recovery of the former Alaris revenue, additional OEM revenue from Medrad and as many as three large OEM gas bench orders. It is disturbing, however, that on the same day selected by the CEO to give investors reasons why they should consider buying the stock, the CEO and four other senior executives began executing and immediately selling 175,000 option shares. These shares represented almost 1.5% of the company's entire capitalization and a large percentage of management's holdings.

     As he has done before, Criticare's CEO explained that sellers lacked the personal funds to buy and hold the option shares. While this may be true in individual cases, it seems unlikely to be a uniform condition across the entire management team. Further, it was possible for each seller to only sell that portion of the shares necessary to cover the exercise price, but none chose this course. In any case, the contemporaneous timing of the CEO's message to stockholders and the insider selling could not have been worse from the perspective of attempting to justify the purpose of Criticare's stock option plan.

     (2) Management Has Already Been Granted Sufficient Options

     The September 2005 sales were only the latest in a long series of sales by
Criticare's management, including more than 100,000 shares exercised and sold during fiscal year 2004. Even after this significant selling, the company's recent proxy filing indicates that just the company's five most highly paid employees still hold options exercisable for 604,000 shares, an amount exceeding
5% of the company's current capitalization. This is in addition to receiving salaries at the high-end of the range for similarly situated companies even before the increases in base salaries for three of the five named executives announced by the company on September 1, 2005. Criticare even pays its CEO to attend board meetings - a highly unusual practice, but just another of the many perks disclosed in the proxy.

     BlueLine believes managers should be rewarded via competitive salaries and stock option grants that reward stock market success. At Criticare, both are already present in more than sufficient amounts and no additional options grants seem necessary to appropriately incent the management team.

     (3) The Requested Increase is Too Large

     Adding 500,000 shares to the pool of more than 1.1 million shares granted or reserved under existing plans would take the option plans to more than 13% of the company's current capitalization. While this is a normal level for a startup, it is well beyond what is appropriate for a company founded in 1984 and public since 1987. Add to this the fact that the company has no plans for significant new hires, and there seems no justification for such a large increase in the option pool.

     An argument that the company should have available sufficient shares to satisfy any potential future need would be defeated by (i) public company rules permitting boards of directors to create special purpose plans should the need ever arise and (ii) the availability of so many shares in the plan would enable
(and thereby all but guarantee) large new and unnecessary grants being made to current management.

     BlueLine supports the use of stock option plans to incentivize employees and we almost always vote in support of such plans. In this case, however,
BlueLine believes it very unlikely that the option share increase would be used to advance the interests of stockholders. For that reason, BlueLine will vote no on the proposal to amend the company's 2003 Stock Option Plan to increase the number of shares.

                                         Very Truly Yours,

                                          /s/ William M. Moore

                                         William M. Moore